Filed Pursuant to Rule 424(b)(3)
Registration No. 333-171660

This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

AuthenTec, Inc.

13,737,746  Shares of
Common Stock

This prospectus relates to up to 13,737,746 shares of our common stock, all of which may be offered and sold from time to time in public or private transactions by certain stockholders of AuthenTec, Inc. (the “Selling Stockholders”).  See “Selling Stockholders” and “Plan of Distribution” for a more complete description of the ways in which the common stock may be sold. These shares were issued to the Selling Stockholders in connection with our acquisition in September 2010 of all of the outstanding capital stock of UPEK, Inc. (“UPEK”) (the “Acquisition”) in exchange for the issuance of shares of our common stock and the issuance of a promissory note. On December 17, 2010, our stockholders approved the issuance of additional shares of our common stock in satisfaction of the promissory note. These additional shares were issued on December 22, 2010.

Our common stock issued to the Selling Stockholders in the Acquisition was issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) thereof.  The registration of the common stock will permit the Selling Stockholders to sell such shares of common stock from time to time.

The Selling Stockholders will receive all of the net proceeds from the sale of the shares under this prospectus and will pay all brokerage fees and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of shares by the Selling Stockholders.

Our common stock is listed on the NASDAQ Global Market under the symbol “AUTH.” On January 10, 2011, the last reported sales price of our common stock on the NASDAQ Global Market was $2.90 per share.

Investing in our common stock involves a high degree of risk.  We urge you to read carefully the section entitled “Risk Factors” beginning on page 3 of this prospectus, the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended January 1, 2010, and all other information included or incorporated by reference into this prospectus in its entirety before purchasing any of our common stock offered under this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 4, 2011

ABOUT THIS PROSPECTUS

Unless otherwise stated or the context otherwise requires, the terms “we,” “us,” “our,” “AuthenTec” and the “Company” refer to AuthenTec, Inc. and its consolidated subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. Neither we nor the Selling Stockholders are making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since such date.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference herein. This summary is not complete and may not contain all of the information that you should consider before deciding whether or not you should purchase our common stock offered hereunder. You should read the entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 3 of this prospectus and the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended January 1, 2010, and all other information included or incorporated herein by reference in this prospectus before you decide whether to purchase our common stock.

AuthenTec, Inc.

AuthenTec, Inc. is a leading provider of security and identity management solutions for the consumer, business and government markets.  We provide a series of products including fingerprint sensors and peripherals, software and intellectual property (IP) cores that provide security, convenience, personalization and navigation features in such end products as PCs, cell phones, printers, networking devices and many other products.

We continue to evolve from a mixed-signal semiconductor component supplier to the provider of complete solutions focused on security and identity management solutions, including smart fingerprint sensors and peripherals, identity management software and IP products and services. We believe our smart fingerprint sensors products, which are based on our patented technologies, are the most accurate, reliable, cost-effective, easy to use and versatile products commercially available today. They offer multiple functions to users of PCs, smart phones, feature phones and other products. Since our inception in 1998, and excluding shipments from our UPEK acquisition, we have shipped over 54 million sensors which have been integrated into over 250 different models of laptops, desktops and PC peripherals as well as over 10 million mobile phones. Complementing our smart sensors is our TrueSuite® identity management family of software, providing PC and mobile users secure, one-touch access to their digital identity and online social networks. TrueSuite was introduced in 2009, and is currently integrated in AuthenTec-enabled notebook PCs being offered by the world’s PC OEMs. TrueSuite Mobile®, was introduced in October 2010 and is targeted for AuthenTec enabled mobile phones.

During 2010, we acquired SafeNet, Inc.’s Embedded Security Solutions division, which further enhanced our offerings of security and identity management solutions, and UPEK, Inc., a leading supplier of fingerprint solutions for consumer, business and government applications.

We now offer a broad portfolio of smart sensors for the PC, wireless, access control and government markets, multiple USB fingerprint readers, PC identity management software for business customers and consumers (TrueSuite® and TrueSuite Mobile®), and a comprehensive embedded security IP and software toolkit portfolio. With the addition of UPEK's patents, we further expand our intellectual property to nearly 200 issued and filed U.S. patents.

We primarily sell our products to OEMs, ODMs, or contract manufacturers. Our customers’ products are complex and require significant time to define, design and ramp to volume production. Our sales cycle begins with our selling and marketing staff and application engineers engaging with our customers’ system designers and management, which is typically a multi-month, or even multi-year, process. If we are successful, a customer will decide to incorporate our solution in its product, which we refer to as a design-win.  There is no assurance that a design-win will make it to full production as the product we are designing into could be cancelled for any number of reasons by the customer.  Because the sales cycles for our products are long, we incur expenses to develop and sell our products, regardless of whether we achieve the design-win and well in advance of generating revenue, if any, from those expenditures. We do not have long-term purchase commitments from any of our customers, as sales of our products are generally made under individual purchase orders. However, once one of our products, software or IP cores is incorporated into a customer’s design, it is likely to remain in that product for the life cycle of that product. We believe this to be the case because a redesign of a product already in production would generally be both time-consuming and expensive.

We are incorporated under the laws of the State of Delaware.  Our principal executive offices are located at 100 Rialto Place, Suite 100, Melbourne, Florida 32901 and our telephone number is (321) 308-1300. Our website address is www.authentec.com. The information on, or that can be accessed through, our website is not part of this prospectus and should not be relied upon in connection with making any investment in our common stock.

UPEK Acquisition

On September 7, 2010, we acquired all of the outstanding capital stock of UPEK. As consideration for our acquisition of UPEK, we issued shares of our common stock and a non-interest bearing promissory note.  On December 17, 2010, our stockholders approved the issuance of additional shares of common stock in full satisfaction of the promissory note.  These additional shares were issued on December 22, 2010.  In connection with our acquisition of UPEK, we entered into a Registration Rights Agreement between the Company and certain of the Selling Stockholders, pursuant to which we agreed to file a registration statement with the United States Securities and Exchange Commission (the “SEC”) to register for resale the shares of common stock received by such Selling Stockholders in the acquisition.  This prospectus is a part of that registration statement.

Registration Rights Agreement

The Registration Rights Agreement also includes, among other items, provisions relating to: (i) the Selling Stockholders’ and the Company’s ability to participate in offerings that are limited due to market conditions; (ii) the Company’s ability to postpone an offering; and (iii) the Company’s obligations to include the Selling Stockholders in offerings initiated by the Company, each as more fully described in the Registration Rights Agreement.  The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit to this registration statement and is incorporated herein by reference.

Stockholders Agreement

In connection with our acquisition of UPEK, we entered into a Stockholders Agreement dated as of September 3, 2010 (the “Stockholders Agreement”) with certain of the Selling Stockholders (the “Covered Stockholders”) that, among other things, (i) provides Company Board of Directors member designation rights to certain Covered Stockholders, (ii) restricts the manner in which the Covered Stockholders may transfer their shares of the Company’s common stock, and (iii) limits the Covered Stockholders’ ownership of the Company’s common stock and certain other actions with respect to the Company.  The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit to this registration statement and is incorporated herein by reference.

Under the terms of the Stockholders Agreement, at any stockholder meeting held prior to the 2012 Annual Meeting, the Covered Stockholders are entitled to designate two individuals for nomination to the Company’s Board of Directors and the Company is entitled to designate five individuals for nomination to its Board of Directors.

Under the terms of the Stockholders Agreement, subject to certain exceptions, the Covered Stockholders may not transfer their shares until the expiration of a lock-up period of 180 days from the closing date of our acquisition of UPEK.

During the term of the Stockholders Agreement, subject to certain exceptions, the Covered Stockholders may not acquire any voting securities of the Company (or any rights to purchase voting securities) that would result in such stockholder beneficially owning in excess of the number of our voting securities that were issued to such stockholder as consideration in the acquisition, plus 20% of such number of voting securities; provided, that the beneficial ownership of any class of our voting securities held by all Covered Stockholders combined (including, without limitation, voting securities beneficially held by affiliates and permitted transferees) does not exceed the aggregate number of shares issued to the former UPEK stockholders as consideration for our acquisition of UPEK (except pursuant to a stock split, stock dividend, rights offering, recapitalization, reclassification, or similar transaction).

The Stockholders Agreement (other than the standstill provisions, which survive the Stockholders Agreement and, notwithstanding any termination of the Stockholders Agreement, shall continue to be effective for so long as any designee of the former UPEK stockholders remains on our board) terminate on the earlier of (i) upon the written consent of the Company and the majority of the Covered Stockholders or (ii) on the day before the 2012 Annual Meeting of our stockholders.

RISK FACTORS

An investment in our common stock offered by this prospectus involves a number of risks. Before making an investment decision, you should carefully read the entire prospectus, including this section and the documents incorporated by reference into this prospectus. If any of the following risks, or other risks not presently known to us or that we currently believe not to be significant, develop into actual events, then our business, financial condition and results of operations could be adversely affected. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock.

Risks Related to Our Business

If we are unable to become profitable and cash flow positive in the near future, our business and long-term prospects may be harmed.

We generated net operating losses of $17.4 million in 2009 and used cash of approximately $17.7 million in 2009. From January 1, 2010 to September 2010, we generated net operating losses of $11.5 million and used cash of approximately $9.9 million. We also anticipate incurring a charge in 2010 due to the difference between the initial value of the promissory note issued in connection with our acquisition of UPEK and the fair value of the 7,984,281 shares of our common stock issued in satisfaction of such note. Our inability to produce future profitability or positive cash flow will negatively affect our capacity to implement our business strategy and may require us to take actions in the short-term that will impair the long-term prospects of our business. Our inability to produce future profitability or positive cash flow may also result in liquidity problems and impair our ability to finance our continuing business operations on terms that are acceptable to us.

Our acquisition of companies or technologies could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

We have acquired and may acquire or make investments in the future in companies, assets or technologies that we believe are complementary or strategic.   In connection with these acquisitions and investments, we face numerous risks, including:

·	difficulties in integrating operations, technologies, products and personnel;

·	diversion of financial and managerial resources from existing operations;

·	risk of overpaying for or misjudging the strategic fit of an acquired company, asset or technology;

·	problems or liabilities stemming from defects of an acquired product or intellectual property or other litigation that may result from offering the acquired product in our markets;

·	challenges in retaining employees key to realizing the value of the acquisition or investment;

·	inability to generate sufficient return on investment;

·	incurrence of significant one-time write-offs;

·	challenges and unexpected costs in carrying out restructuring and integration plans overseas, including workforce reductions and facility closures; and

·	delays in customer purchases due to uncertainty.

Acquisitions and investments may require us to use a considerable amount of our cash and investments, which may decrease our liquidity.  We may also be required to finance a transaction through debt or equity securities offerings, which may dilute our stockholders and affect the market price of our common stock.  As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be harmed.

On February 26, 2010, we acquired SafeNet, Inc.’s Embedded Security Solutions Division. Under terms of the transaction, we paid $8.5 million in cash and issued 1.2 million shares (valued at $2.8 million at the closing) of our common stock.  The transaction also calls for an earn-out of up to $2.5 million in cash based on the attainment of certain revenue goals for the remainder of 2010. There can be no guarantee that we will realize the anticipated benefits of this transaction.

As described above, we also acquired UPEK on September 7, 2010.  We may encounter difficulties during the integration of these businesses.  A substantial delay in the integration of UPEK or any future acquisition or investment could result in a delay or failure to achieve the anticipated synergies, which could adversely impact our results of operations.

Our quarterly operating results will likely fluctuate in the future.

We believe our quarterly operating results will be subject to fluctuation due to various factors, many of which are beyond our control. Factors that may affect quarterly operating results in the future include:

·	our ability to attract new customers, retain existing customers and increase revenue;

·
unpredictability of the timing and size of customer orders or customer cancellations of existing orders since most of our customers purchase our products on a purchase order basis rather than pursuant to a long-term contract;

·
unpredictability of royalty payments for our embedded security hardware intellectual property cores and software toolkits since these payments are based on the future sales of our customers products rather than a fixed royalty payment schedule;

·	general economic conditions in our geographic markets;

·	fluctuations in the capacities of and costs from our subcontractors in order to satisfy customer requirements;

·	variability of our margins based on changes in the mix of products shipped, production yields and other costs;

·	variability of operating expenses as a percentage of revenue;

·	our ability to introduce new and innovative fingerprint authentication solutions that appeal to our customers;

·	changes in our product pricing including those made in response to new product announcements and pricing changes of our competitors;

·	fluctuations based upon seasonality;

·	our rate of expansion, domestically and internationally;

·	the effectiveness of our sales force and the efforts of our distributors and sales representatives; and

·	the effect of mergers and acquisitions on our company, our competitors, our suppliers or our customers.

The fluctuation of our quarterly operating results may render period-to-period comparisons of our operating results less meaningful, and you should not rely upon them as an indication of future performance.  Accordingly, it is difficult for us and others to accurately forecast our business and results of operations on a quarterly basis.  If we fail to meet the estimates and expectations of investors or analysts, our stock price may fall rapidly and without notice.

Our future financial performance will depend on the widespread acceptance of biometric solutions.

In its short history, the biometrics market has been characterized by the frequent introduction of new technologies and products. Although the market has grown rapidly in the past, the overall market witnessed a material reduction in 2009 and 2010. There is no assurance that the market will see the growth it had in the past. Consumers and corporations may not find value in having biometric technologies integrated in the products they use such as PCs, wireless devices and access control systems. If end users do not value the product, then our customers may decide not to use our sensors in their future products. In addition, there are multiple variants of biometric technologies beyond fingerprint including face, hand, vein, voice, iris and others. Our customers, and their end users, may find these technologies of greater value and choose these technologies over our own.

The expansion of the biometric market also depends on the following factors:

·	public perception regarding the intrusiveness of our biometrics and the manner in which organizations use the biometric information collected;

·	legislation related to biometric information;

·	publicity regarding biometric solutions; and

·	security or use issues associated with our or competitive products that may reflect poorly on the biometrics market in general.

Even if biometric solutions gain wide market acceptance, our solutions may not adequately address market requirements and may not gain market acceptance.

If the market for e-security solutions does not continue to grow, then demand for our products and services may decrease.

The market for some of our e-security solutions is continuing to develop, and demand for our products and services depends on, among other things:

·	the perceived ability of our products and services to address real customer problems;

·	the perceived quality, price, ease-of-use and interoperability of our products and services as compared to those of our competitors;

·	the market’s perception of how easy or difficult it is to deploy our products, especially in complex, heterogeneous network environments;

·	the continued evolution of electronic commerce as a viable means of conducting business;

·	market acceptance and use of new technologies and standards;

·	the public’s perception of the need for secure electronic commerce and communications over both wired and wireless computer networks;

·	the pace of technological change and our ability to effectively adapt to with these changes; and

·	general economic conditions, which, among other things, influence how much money our customers and potential customers are willing to spend on information technology.

If we fail to achieve initial design-wins for our biometric security products, we may lose the opportunity to generate revenue for a lengthy period of time and be unable to recoup our investments in such products.

We expend considerable resources to achieve design-wins for our biometric security products, especially our new products and product enhancements. After a design-win has been awarded, customers may cancel, postpone, or significantly reduce production volume, which could adversely impact our future revenue. If we fail to achieve an initial design-win in a customer’s procurement process, we may lose the opportunity for significant sales to that customer for a number of its products and for a lengthy period of time. Once a customer designs a fingerprint sensor into a product, it is likely to continue to use the same sensor or enhanced versions of that sensor from the same supplier across a number of similar and successor products for a period of time due to the significant costs associated with qualifying a new supplier and potentially redesigning the product to incorporate a different fingerprint sensor. This may cause us to be unable to recoup our investments in our products, which would harm our business.

The markets in which we participate are highly competitive, and if we do not compete effectively, we may not be able to increase our market penetration, grow our revenue or improve our gross margins.

The fingerprint authentication market and the embedded security market are very competitive and changing rapidly. We expect increased challenges from existing as well as potentially new competitors. Some of our competitors have offered solutions at lower prices, which have resulted in pricing pressure on sales of our products. We expect further downward pricing pressure from our competitors and expect that we will have to price our products aggressively to maintain or increase our market share. If we are unable to reduce our costs, our operating results could be negatively impacted. Increased competition generally may also result in reduced revenue, lower margins or the failure of our products to achieve or maintain widespread market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

Some of our present or future competitors could enjoy one or more substantial competitive advantages, such as:

·	more established relationships with customers, contract manufacturers and suppliers;

·	greater name recognition and deeper penetration of our target markets;

·	a broader and more diversified array of products and services;

·	larger selling and marketing organizations, research and development teams and budgets;

·	better sales channels;

·	larger customer service and support organizations with greater geographic scope;

·	longer operating histories; and

·	greater financial, technical and other resources.

Our present competitors in the fingerprint sensor market include private companies such as EgisTec, Inc. and Validity Sensors, Inc. and in our embedded security business include Discretix, Elliptic Technologies, and Mocana.  In addition, certain of our customers offer competitive technologies which could displace our own. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. The challenges we face from new and potentially larger competitors will become greater if consolidation or collaboration between or among our competitors occurs in our industry. For all of these reasons, we may not be able to compete successfully against our current or future competitors, and if we do not compete effectively, our ability to increase our revenue and become cash flow positive and profitable may be impaired.

We depend on a relatively small number of significant customers for a significant portion of our revenue.

A relatively small number of customers account for a significant portion of our revenue in any particular period. Our top five customers accounted for 79% of our revenue in fiscal 2009 and 78% of our revenue in fiscal 2008. We expect that our customer concentration will have decreased in 2010 and will continue to decrease in 2011 as a result of our recent acquisitions, but it is expected to remain high and attendant risk will continue in future periods. The loss of any significant end customer will limit our ability to sustain or grow our revenue and could significantly affect our ability to achieve profitability and become cash flow positive in the future.

We are in rapidly changing industries and must adapt quickly to succeed.

You must consider our business and prospects in light of the risks and difficulties we encountered over the past four years as a growing technology company in a very competitive market. These risks and difficulties include, but are not limited to the risks identified below and in particular the following factors:

·	the timing and success of new products and new technologies introduced by us and our competitors;

·	our ability to build brand awareness in a highly competitive market; and

·	our ability to increase production in a timely and on a cost-effective basis.

We may not be able to successfully address any of these risks or others. Failure to do so adequately could harm our business and cause our operating results to suffer.

Unless we keep up with the ongoing changes in e-security technology and standards, our products and services could become obsolete.

Our success depends in part upon our ability to enhance our existing products and to introduce new, competitively priced products and solutions with features that meet changing market requirements, all in a timely and cost-effective manner. A number of factors, including the following, could have a negative impact on the success of our products and services:

·
quality, reliability or security failures, which could result in product returns, delays in collecting accounts receivable, unexpected service or warranty expenses, reduced orders and a decline in our competitive position;

·	delays or difficulties in the development of our products and services;

·	our competitors’ introduction of new products or services ahead of our new products or services, or their introduction of superior or cheaper products or services;

·	the availability of free, unpatented implementations of encryption algorithms and security protocols;

·	the market’s failure to accept new technologies;

·	our failure to anticipate changes in customers’ requirements; and

·	the implementation of industry or government standards that are inconsistent with the technology embodied in our products and services.

 If any of our products are found to have, or suspected to have, security vulnerabilities, then we could incur significant costs and damage to our reputation.

If any of our products are found to have significant security vulnerabilities, then we may need to dedicate engineering and other resources to eliminate the vulnerabilities and to repair or replace products already sold or licensed to our customers. In addition, our customers and potential customers could perceive our products as unreliable, making it more difficult for us to sell our products.

Our success depends on an increase in the demand for ECC-based technology.

Our customers may defer the purchase of, stop using or not renew the subscription license for our embedded security products and services at any time and certain license agreements may be terminated by the customer at any time.  We negotiate most of our customer contracts on a case-by-case basis, which makes our revenues difficult to predict.  Our existing customer contracts typically provide for base license fees on a perpetual basis, technology access fees and/or royalties based on a per unit or per usage charge or a percentage of revenues from licensees’ products containing our technology.  Additionally, a number of our large contracts provide that we will not earn additional royalty revenues from those contracts until these customers’ shipments exceed certain thresholds.  As a result, a portion of our revenues is not recurring from period to period, which makes them more difficult to predict.  Our expense levels are based, in part, on our expectations of future revenues and are largely fixed in the short term.  We may not be able to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues.

Ineffective customer support could harm our business.

It is imperative that we provide responsive quality customer support given our dependency on a relatively small number of customers.  Our success may depend on how well we minimize our customer’s business exposure when a critical issue arises with our product.  Inadequate response times, lack of qualified personnel, or untimely resolutions could result in damage to our reputation, lost revenues and the loss or delay in achieving market acceptance due to our inability to respond to critical customer issues.

Further, to provide products that are compliant with standards that have been adopted or will be adopted in the future, we may have to license patents owned by others.  As a part of some standards processes, other companies have disclosed patents that they believe are required to implement those standards.  We cannot assure you that we will be able to gain licenses to these patents, if needed, on terms acceptable to us.  Such licensing requirements may materially adversely affect the value of our products, and, consequently, our business, financial condition, liquidity and operating results.

The semiconductor industry has historically experienced significant fluctuations with prolonged downturns, which could impact our operating results, financial condition and cash flows.

The semiconductor industry has historically exhibited cyclical behavior, which at various times has included significant downturns in customer demand. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated revenue, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenue. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition.

Furthermore, the semiconductor industry has experienced periods of increased demand and production constraints. If this happens in the future, we may not be able to produce sufficient quantities of our products to meet the increased demand. We may also have difficulty in obtaining sufficient wafer, assembly and test resources from our independent subcontractors. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that our products target, may adversely affect our ability to generate revenue and could negatively impact our operating results.

Resolution of claims that we have violated or may violate the intellectual property rights of others could materially harm our business and could require us to indemnify our customers, resellers or vendors, redesign our products, pay significant royalties to third parties or expend additional development resources to redesign our products.

The industries in which we operate are marked by a large number of patents, copyrights, trade secrets and trademarks and by frequent litigation based on allegations of infringement or other violation of intellectual property rights. At any time, a third-party may assert that our technology or products violates such party’s intellectual property rights. Successful intellectual property claims against us could result in significant financial liability or prevent us from operating our business or portions of our business as currently conducted. In addition, resolution of claims may require us to redesign our solutions, to obtain licenses to use intellectual property belonging to third parties, which we may not be able to obtain on reasonable terms, to cease using the technology covered by those rights and to indemnify our customers, resellers or vendors. Any claim, regardless of its merits, could be expensive and time consuming to defend against and divert the attention of our technical and management resources.

On July 19, 2009, Innovative Biometric Technology, LLC (“IBT”) sued Lenovo and Fujitsu for patent infringement. In February of 2010, IBT added ASUS, MSI Computers, Toshiba, and Sony to the case. Certain of these defendants are customers of ours and, in the ordinary course of our business, have requested that we defend and/or indemnify them in this litigation pursuant to the terms of our written supply agreements.  In response to these requests, we decided to intervene in the litigation to assert all defenses and affirmative claims available to AuthenTec in this action. On November 8, 2010, we filed a motion to intervene in the action because IBT’s allegations relate in part to the use of biometric software or hardware supplied by us to certain of our customers that are named as defendants in this lawsuit. The motion to intervene was granted by the Court on November 9, 2010. While we are of the opinion that IBT’s patent is invalid and not infringed, our involvement in this litigation and our potential indemnification obligations to our customers may result in material expense to us, including legal and other costs incurred to defend such claims, and such expenses may have a material adverse impact on our financial condition and results of operation.

Questions of infringement in our markets involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity, and we may not prevail in any such future litigation. Litigation, whether or not determined in our favor or settled, is costly, could harm our reputation, could cause our customers to use our competitors’ products and could divert the efforts and attention of our management and technical personnel from normal business operations.

Any failure to protect our intellectual property rights, trade secrets, copyrights, trademarks and technical know-how could impair our competitiveness.

Our ability to prevent competitors from gaining access to our technology is essential to our success. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Trademark, patent, copyright and trade secret laws in the United States and other jurisdictions as well as our internal confidentiality procedures and contractual provisions are the core of our efforts to protect our proprietary technology and our brand. Our patents and other intellectual property rights may be challenged by others or invalidated through administrative proceedings or litigation, and we may initiate claims or litigation against third parties for infringement of our proprietary rights. Such administrative proceedings and litigation are inherently uncertain and divert resources that could be put towards other business priorities. We may not be able to obtain a favorable outcome and may spend considerable resources in our efforts to defend and protect our intellectual property.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. We may be unable to obtain additional patent protection in the future or obtain patents with claims of scope necessary to cover our technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate.

Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property and using our technology for their competitive advantage. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition.

There can be no assurance that the patents of others will not have an effect on our ability to do business. In addition, we cannot assure you that our intellectual property rights will be adequate to prevent our competitors from copying or reverse-engineering our products, or that our competitors will not independently develop similar or competing technologies or methods or design around any patents that may be issued to us.

Our products must meet exacting specifications, and defects and failures may occur, which may cause customers to return or stop buying our products.

Our customers generally establish demanding specifications for quality, performance and reliability that our products must meet. However, our products are highly complex and may contain defects and failures when they are first introduced or as new versions are released. Our products are also subject to rough environments as they are integrated into our customer products for use by the end customers. If defects and failures occur in our products, we could experience lost revenue, increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts, diversion of management resources or damage to our reputation and brand equity, and in some cases consequential damages, any of which would harm our operating results. In addition, delays in our ability to fill product orders as a result of quality control issues may negatively impact our relationship with our customers. We cannot assure you that we will have sufficient resources, including any available insurance, to satisfy any asserted claims.

We rely on a limited number of independent subcontractors for the manufacture, warehousing and shipping of our  products, and the failure of any of these third-party vendors to deliver these products or otherwise perform as requested could damage our relationships with our customers, decrease our revenue and limit our growth.

We do not have our own wafer fabrication, assembly or test facilities and have a very limited in-house prototype testing operation. Therefore, we must rely on third-party subcontractors to manufacture the biometric security products we design and sell. We currently primarily rely on TSMC and Global Foundries to fabricate our semiconductor products. We also rely on a limited number of other third-party vendors for additional manufacturing, technology, assembly and testing services. If these vendors do not provide us with high-quality manufacturing services, sufficient capacity and other services in a timely manner, or if one or more of these vendors terminates its relationship with us, we may be unable to obtain satisfactory replacements to fulfill customer orders on a timely basis, our relationships with our customers could suffer and our revenue could decrease. We may also be unable to find new vendors to provide needed supplies or other inputs for our products, which could materially impact our ability to introduce our products into the marketplace.  We also rely on our close working relationships with these vendors to anticipate and deliver new products on a timely basis when new generation materials and technologies are made available. If we are not able to maintain our relationships with these vendors, our ability to quickly offer advanced technology and product innovations to our customers would be impaired.

The fabrication of integrated circuits is a complex and technically demanding process. Our subcontractors could, from time to time, experience manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. In addition, production yields for new products are generally lower at the initial production ramp. Product yields depend on our product design, the fabrication technology and the assembly process. Identifying yield problems can only occur in the production cycle when a product can be physically analyzed and tested in volume. Poor yields, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, harm our financial results and result in financial or other damages to our customers. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

Other potential risks associated with relying on third-party subcontractors include:

·	reduced control over product cost, delivery schedules and product quality;

·	potential price increases;

·	inability to achieve required production or test capacity and acceptable yields on a timely basis;

·	longer delivery times;

·	increased exposure to potential misappropriation of our intellectual property;

·	shortages of materials used to manufacture our products;

·	labor shortages or labor strikes;

·	quarantines or closures of manufacturing facilities due to the outbreak of viruses, such as SARS, the avian flu or any similar future outbreaks worldwide; and

·	political risks in countries we operate in.

We currently do not have long-term supply contracts with any of our subcontractors. Therefore, they are not obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. Our subcontractors have not provided contractual assurances to us that adequate capacity will be available for us to meet future demand for our products. These third-party vendors may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than we are or that have long-term agreements with our major suppliers and vendors may cause such suppliers and vendors to reallocate capacity to those customers, decreasing the capacity available to us.

Furthermore, a majority of our suppliers and vendors are located in the Pacific Rim region, where the risk of extreme weather and an earthquake is significant.  The occurrence of earthquakes and other natural disasters could result in the disruption of operations and we may not be able to obtain alternate capacity on favorable terms, if at all, which could harm our operating results.

Our success will depend on the timely introduction of new biometric security products with increased functionality.

Our future financial performance will depend on our ability to meet customer specifications and requirements by enhancing our current fingerprint authentication solutions and developing products with new and better functionality. We devote significant resources to identifying new market trends and developing products to meet anticipated customer demand for fingerprint sensor solutions. Ultimately, however, customers may not purchase our solutions. Accordingly, we cannot assure you that demand for the type of solutions we offer and plan to offer will continue to develop as we anticipate, or at all. We must develop new products and enhance our existing products with improved technologies to meet rapidly evolving customer requirements. The success of new features depends on several factors, including their timely introduction and market acceptance. We may not be successful in developing enhancements or new solutions or bringing them to market in a timely manner. We could experience delays in completing the development and introduction of new products and product enhancements that may render our products, when introduced, obsolete and unmarketable. Customers may also defer purchases of our existing products pending the introduction of anticipated new products. If our new solutions are not competitive with solutions offered by other vendors, we may not be perceived as a technology leader and could miss market opportunities. If we are unable to enhance the functionality of our solutions or introduce new solutions which achieve widespread market acceptance, our reputation will be damaged, the value of our brand will diminish, and our business will suffer. In addition, uncertainties about the timing and nature of new features and products could result in increases in our research and development expenses with no assurance of future sales.

We manufacture our biometric security products based on our estimates of customer demand, and if our estimates are incorrect, our financial results could be negatively impacted.

Our revenue from our biometric security products is made on the basis of purchase orders rather than long-term purchase commitments. In addition, our customers may cancel purchase orders or defer the shipments of these products. We manufacture our biometric security products according to our estimates of customer demand. This process requires us to make multiple demands forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may manufacture products that we may not be able to sell. In addition, the rapid pace of innovation in our industry could render obsolete significant portions of such inventory. Excess or obsolete inventory levels for these or other reasons could result in unexpected expenses or increases in our reserves which would adversely affect our business and financial results. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity were unavailable, we would forego revenue opportunities, lose market share and damage our customer relationships.

Our sales cycle is lengthy and expensive and could adversely affect the amount, timing and predictability of future revenue.

Our customers generally need three months to three years, if not longer, after initial contact to make a final purchase decision with respect to our products. As customers weigh their purchase options, we may expend significant resources in pursuit of a sale that may ultimately fail to close. We have little control over our customers’ budget cycles and approval processes, or the strength of competitors’ relationships with our potential customers, all of which could adversely affect our sales efforts. The introduction of new products and product enhancements may lengthen our sales cycle as customers defer a decision on purchasing existing products and evaluate our new products. If we are unsuccessful in closing sales after expending significant resources, our revenue, operating expenses, profitability and cash flow will be adversely affected.

If we lose any key employees or are unable to attract additional key employees, we may not be able to implement our business strategy in a timely manner.

Our future success depends in large part upon the continued service of our executive management team and other key employees. We are particularly dependent on the continued service of our existing research and development personnel because of the complexity of our products and technologies. Our employment arrangements with our executives and employees do not require them to provide services to us for any specific length of time, and they can terminate their employment with us at any time, with or without notice, without penalty. The loss of services of any of these executives or of one or more other key members of our team could seriously harm our business.

To execute our growth plan, we must continue to attract additional highly qualified personnel. We have experienced in the past, and may continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to attract and integrate additional key employees in a manner that enables us to scale our business and operations effectively, or if we do not maintain competitive compensation policies to retain our employees, our ability to operate effectively and efficiently could be limited.

Security breaches in systems which integrate our products could result in the disclosure of sensitive information that could result in the loss of customers and negative publicity.

Many of the sensors we sell protect private corporate or personal information. A security breach in one of these systems which integrate our products could cause serious harm to our business as a result of negative publicity and lost business. This risk is difficult to manage since our primary customer base, OEMs and ODMs, control the overall system design and security feature integration. In addition, most customers currently use third party software to interface with our fingerprint sensors. However, should a customer or end user lose important sensitive information, they may elect to pursue a legal claim against us for their perceived damage.

We work with distributors and sales representatives to sell our products, and if our relationships with one or more of those distributors or sales representatives were to terminate, our operating results may be impacted.

We rely in part upon third parties, including our independent sales representatives and our distributors, to promote our products, generate demand and sales leads, and obtain orders for our products. Our distributors and sales representatives also provide technical sales support to our customers. The activities of these third parties are not within our direct control. Our failure to manage our relationships with these third parties effectively could impair the effectiveness of our sales, marketing and support activities. A reduction in the sales efforts, technical capabilities or financial viability of these parties, a misalignment of interest between us and them, or a termination of our relationship with a major sales representative or our distributor could have a negative effect on our revenue, financial results and ability to support our customers. These parties are engaged under short-term contracts, which typically may be terminated by either party on 30 to 60 days notice. It generally takes approximately three months for a third-party such as a sales representative to become educated about our products and capable of providing quality sales and technical support to our customers. If we were to terminate our relationship with our distributor or one of our larger sales representatives, or if one of them decided to discontinue its relationship with us, sales to current and prospective customers could be disrupted or delayed, and we could experience a diversion of substantial time and resources as we seek to identify, contract with and train a replacement.

Our business depends on customers, suppliers and our own operations outside the United States, and as a result we are subject to regulatory, operational, financial and political risks, which could adversely affect our financial results.

The percentage of our revenue attributable to shipments to customers outside the United States was 95% in fiscal 2009, 97% in fiscal 2008 and 96% in fiscal 2007.  We expect that revenue from customers outside the United States will continue to account for a significant percentage of our revenue. In addition, we maintain international sales and technical support offices in Asia and Europe, and we rely on a network of distributors and sales representatives to sell our products internationally. Moreover, we have in the past relied on, and expect to continue to rely on, subcontractors located in China, South Korea and Taiwan. Accordingly, we are subject to several risks and challenges, any of which could harm our business and financial results. These risks and challenges include:

·	difficulties and costs of staffing and managing international operations across different geographic areas and cultures;

·	compliance with a wide variety of domestic and foreign laws and regulations, including those relating to the import or export of semiconductor products;

·	legal uncertainties regarding employee issues, taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

·	our ability to receive timely payment and collect our accounts receivables;

·
political, legal and economic instability, foreign conflicts, natural disasters and the impact of regional and global infectious diseases such as SARS, avian flu or swine flu in the countries in which we and our customers, suppliers and subcontractors are located; and

·	legal uncertainties regarding protection of intellectual property rights.

If we fail to comply with export control regulations we could be subject to substantial fines or other sanctions.

Certain of our products are subject to the Export Administration Regulations, administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export products or technology to specified countries. Additionally, some of our products are subject to the International Traffic in Arms Regulations, which restrict the export of information and material that may be used for military or intelligence applications by a foreign person. Failure to comply with these laws could result in sanctions by the government, including substantial monetary penalties, denial of export privileges and debarment from government contracts and could negatively impact our business, financial condition and results of operations.

Future transactions may limit our ability to use our net operating loss carry forwards.

As of January 1, 2010, we had U.S. federal tax net operating loss carry forwards of approximately $65.0 million. These net operating loss carry forwards may be used to offset future taxable income and thereby reduce our U.S. federal income taxes otherwise payable. Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, imposes an annual limit on the ability of a corporation that undergoes an “ownership change” to use its net operating loss carry forwards to reduce its tax liability. Due in part to equity financings and acquisitions involving the issuance of our common stock, we experienced “ownership changes” as defined in Section 382 of the Code. Accordingly, our use of the net operating loss carry forwards and credit carry forwards is limited by the annual limitations described in Sections 382 and 383 of the Code. The limitation on the use of net operating loss carry forwards means that we may need to pay U.S. federal income taxes prior to utilizing these carry forwards in their entirety. It is impossible for us to ensure that we will not experience an ownership change in the future because changes in our stock ownership that may result from future equity financings or certain merger and acquisition activity, some of which are outside of our control, could result in an ownership change under Section 382 of the Code.  Any such further changes in our stock ownership could further limit our ability to use our net operating loss carry forwards.

We rely on partners to enhance our product offerings, and our inability to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

We have developed relationships with third-party partners, which provide application software, hardware reference designs and other services designed for specific uses with our products. We believe these relationships enhance our customers’ ability to get their products to market quickly. If we are unable to continue to develop or maintain these relationships, we might not be able to enhance our customers’ ability to commercialize their products in a timely fashion and our ability to remain competitive would be harmed.

Adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our operating results.

The direction and relative strength of the global economy continues to be uncertain. As economic growth in the United States and other countries’ economies has slowed and, in some countries, turned negative, many customers delayed or reduced technology purchases or marketing spending. In addition, after growing rapidly, we believe fingerprint sensor attach rates in 2009 and 2010 have gone down as a result of the macroeconomic slowdown and a shift in PC sales to lower-cost laptops, which often do not include a fingerprint sensor, from the full-featured, higher-cost laptops with fingerprint sensors.

There could be a number of follow-on effects to our business from the overall economic downturn, including insolvency or financial distress of certain of our key suppliers, distributors, resellers, original equipment manufacturers (“OEMs”), retailers and systems integrators, which could impair our supply of products, distribution channels, the ability of customers, including our distributors, to obtain credit to finance purchases of our products. The failure of derivative counterparties and other financial institutions could negatively impact our treasury operations. Other income and expense could also vary from expectations depending on gains or losses realized on the sale or exchange of financial instruments, impairment charges related to investment securities as well as equity and other investments, interest rates, cash balances, and changes in fair value of derivative instruments. Any of these events would likely harm our business, results of operations and financial condition.

We may not be able to manage future growth effectively, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth.

To manage growth successfully, we believe we must effectively:

·	hire, train, integrate and manage additional qualified engineers for research and development activities, as well as sales, marketing, financial and information technology personnel;

·	expand and upgrade our technological capabilities;

·	manage simultaneous relationships with our customers, distributors, sales representatives, subcontractors, suppliers and other third parties;

·	implement new customer service and production control systems; and

·	execute and successfully integrate strategic investments.

Our efforts may require substantial managerial and financial resources and may increase our operating costs even though these efforts may not be successful. If we are unable to manage any growth effectively, we may not be able to take advantage of market opportunities, develop new products, satisfy customer requirements, execute our business plan or respond to competitive pressures.

Risks Related To Our Common Stock

Securities analysts may not publish favorable research or reports about our business or may publish no information which could cause our stock price to decline.

The trading market for our common stock is influenced by the research and reports that industry or financial analysts publish about us or our business.  We do not control these analysts.  We are a small public company in an industry with very few public companies, which may make it less likely that we will receive widespread analyst coverage.  The analysts who publish information about us and our stock may have relatively little experience with our industry, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates.  If an analyst who covers us changes his or her financial estimates or investment recommendation, the price of our stock could decline.  Further, if an analyst ceases coverage of our company or fails to regularly publish reports covering us, we could lose visibility in the market, which could cause our stock price to decline.

We cannot assure you what the market price for our common stock will be in the future.

We cannot predict the extent to which investor interest in our common stock will be sustained. The lack of a robust trading market may result in limited research coverage by securities analysts. Prices for the shares of our common stock are determined in the market and may be influenced by many factors, including the depth and liquidity of the market for our common stock, investor perception of our business, changes in earnings estimates by analysts, profit margins in the fingerprint identification industry generally and general economic and market conditions.  Further, the trading prices of technology company securities in general have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations.

In addition, the stock market in general, and the Nasdaq Global Market in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class-action litigation has been instituted against these companies. Such litigation has been initiated against us in the past and may be initiated against us in the future, and any such litigation could adversely affect our business and results of operations.

As a public company, we may be the subject of unsolicited attempts to control our board of directors, which may require significant expense and attention from management.

The semiconductor industry as a whole is facing increasing pressures to consolidate.  As a public company, we may be the subject of unsolicited bids for the control of our company, such as hostile proxy contests and tender offers that fail to deliver adequate value to our shareholders. In addition to the concern that certain parties employing these techniques may tailor their processes to deliver less than fair value, defending against any such advances that our board does not believe are in the best interests of our stockholders may require significant expense and may divert the attention of our management from operating our business.

Additional shares have recently become eligible for sale, and significant sales of our common stock in the public market could cause our stock price to fall.

The market price of our common stock could drop as a result of sales of large numbers of shares in the market, or the perception that such sales could occur.  AuthenTec issued 13,737,746  shares of our common stock to the Selling Stockholders, and we agreed to register these shares with the SEC for resale without restriction  We have filed the registration statement to register these shares, of which this prospectus is a part, with the SEC.  When the registration statement becomes effective, these 13,737,746 shares will be freely tradable; provided, however, certain of the Selling Stockholders agreed not to sell their shares for 180-days after our acquisition of UPEK.  If the holders of significant amounts of our common stock, including the Selling Stockholders, desire to sell their shares, our stock price would be materially, negatively affected.  We may also sell additional shares of common stock in subsequent public offerings, which may also adversely affect market prices for our common stock.

Provisions of our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of or changes in our management and, as a result, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control or changes in our management that our stockholders may deem advantageous. These provisions:

·	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

·	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

·	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

·	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

·	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

FORWARD-LOOKING INFORMATION

This prospectus includes or incorporates “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), regarding, among other things, our financial condition and business strategy. We based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical facts, included in this prospectus, including, without limitation, statements under the headings “Summary” and “Risk Factors” and located elsewhere in this prospectus, regarding the prospects of our industry and our prospects, plans, financial position, and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this prospectus, including in conjunction with the forward-looking statements included in this prospectus and under “Risk Factors.” All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. These forward-looking statements speak only as of the date of this prospectus. We will not update these statements except as may be required by applicable securities laws. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

·	our ability to become profitable and cash flow positive in the near future;

·	our ability to successfully integrate acquired businesses and to manage future growth effectively;

·	the widespread acceptance of our products and the growth of the market for our products;

·	our ability to compete effectively in the markets in which we participate;

·	dependence on a relatively small number of significant end customers for a substantial portion of our revenues;

·	our ability to quickly and effectively adapt to changes in technology, standards and market trends;

·	exposure to claims of intellectual property infringement, including, without limitation, our involvement in the IBT litigation;

·	failure to adequately protect our intellectual property;

·	failure of our products to meet our customer’s specifications and our ability to provide effective customer support to our customers;

·	product shortages and our dependence on a limited number of third-party subcontractors to manufacture and provide other inputs for our products;

·	errors in our estimates of customer demands;

·	our ability to timely introduce new products into the marketplace and to identify market trends;

·	the expense and length of our sales cycle;

·	dependence on key personnel;

·	security breaches in the systems which we integrate in our products that could result in the disclosure of sensitive information;

·	reliance on distributors and sales representatives to sell our products and partners to enhance our product offerings;

·	uncertainty surrounding the economy and political conditions in the major countries in which we do business, particularly in light of the recent economic downturn;

·	our ability to utilize our net operating loss carry forwards;

·	conducting business outside the United States;

·	variability of our quarterly revenues and earnings;

·	volatility in the market price for our common stock; and

·	provisions in our governing documents that may discourage, delay or prevent a change of control of or changes in our management.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the Selling Stockholders. The Selling Stockholders will receive all of the net proceeds from the sale of the shares under this prospectus.

SELLING STOCKHOLDERS

This prospectus relates to the offer and sale from time to time by the holders of up to 13,737,746 shares of our common stock. The 13,737,746  shares were issued in connection with the Agreement and Plan of Merger (the “Merger Agreement”) dated September 3, 2010 between us, AU Merger, Inc., our wholly owned subsidiary (“Sub”), UPEK and Sofinnova Capital IV FCPR, as stockholders representative, pursuant to which Sub was merged with and into UPEK with UPEK surviving as a wholly owned subsidiary of AuthenTec.

The following table provides the names of and the number of shares of our common stock beneficially owned by each selling stockholder as a result of our acquisition of UPEK and the number of shares of such common stock beneficially owned by each selling stockholder upon completion of the offering or offerings pursuant to this prospectus, assuming each selling stockholder offers and sells all of its or his or her respective shares listed below. Selling stockholders may, however, offer and sell all, or some or none of their shares listed below. Under some circumstances, the respective donees, pledgees and transferees or other successors in interest of the Selling Stockholders may also sell the shares listed below as being held by the Selling Stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the common stock. Unless otherwise indicated below, to our knowledge, all persons named in the tables below have sole voting and investment power with respect to their securities, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in these tables does not constitute an admission of beneficial ownership by the person named below.

The information in the table below is current as of the date of this prospectus. The percentage ownership is based on 43,949,857 shares of common stock outstanding as of January 10, 2011.

	Shares Beneficially Owned Prior to Offering		Number of Shares	Shares Beneficially Owned After Offering (3)
Selling Stockholder	Number (1)(2)	Percent	Being Offered	Number	Percent
Diamondhead Ventures, L.P.	1,951,752	4.44%	1,951,752	0	0
Diamondhead Ventures Advisory Fund, L.P.	55,649	*	55,649	0	0
Diamondhead Ventures Principals Fund, L.P.	27,981	*	27,981	0	0
Earlybird Verwaltungs GmbH	1,233,690	2.81%	1,233,690	0	0
Earlybird Verwaltungs GmbH as nominee for Earlybird GmbH & Co. Beteiligungskommanditgesellschaft III, Munich	352,372	*	352,372	0	0
Earlybird Verwaltungs GmbH as nominee for Earlybird III L.P., Delaware	62,402	*	62,402	0	0
Earlybird Verwaltungs GmbH as nominee for Earlybird III Advisory L.P., Delaware	2,812	*	2,812	0	0
Earlybird Verwaltungs GmbH as nominee for Earlybird III Participations Pool GmbH & Co. KG, Munich	11,185	*	11,185	0	0
EDB Ventures Pte Ltd.	611,694	1.39%	611,694	0	0
Sofinnova Capital IV FCPR (4)	5,446,679	12.39%	5,446,679	0	0
Sofinnova Venture Partners VI, L.P.	964,006	2.19%	964,006	0	0
Sofinnova Venture Partners VI GmbH & Co. KG	190,992	*	190,992	0	0
Sofinnova Venture Affiliates VI, L.P.	13,137	*	13,137	0	0
Partners Group Secondary 2004, L.P.	834,885	1.90%	834,885	0	0
Partners Group Secondary GmbH & CO. KG	278,294	*	278,294	0	0
Kristin Bingham 2005 Irrevocable Trust	6,998	*	6,998	0	0
Bouju, Patrick	216,268	*	216,268	0	0
Kramer, Alan	446,846	1.02%	446,846	0	0
Bond, Robert	50,671	*	50,671	0	0
Sangiovanni-Vincentelli, Alberto	10,656	*	10,656	0	0
Martinotti, Piero	7,069	*	7,069	0	0
Black, Ronald (5)	961,708	2.19%	961,708	0	0

* Less than 1% of the outstanding shares of common stock.

(1) All share ownership information was provided to us by the Selling Stockholders.

(2)  The number of shares to be registered hereby includes shares held in an escrow account to secure indemnification obligations of the Selling Stockholders under and pursuant to the Merger Agreement.

(3) This assumes that all of the shares offered by the Selling Stockholders hereby are sold and that the Selling Stockholders buy or sell no additional shares of common stock prior to the completion of this offering.

(4) Jean Schmitt, a current member of our Board of Directors, is also a managing director of Sofinnova Partners, which is the management company of Sofinnova Capital IV FCPR.

(5) Dr. Ronald Black is a member of the Board of Directors.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities offered hereby on any stock exchange, market, or trading facility (including, without limitation, the Nasdaq Global Select Market and the over-the-counter market) on which the securities are traded or in private transactions, subject to applicable law. These sales may be public or private at prices prevailing in such market, fixed prices, or prices negotiated at the time of sale. The securities may be sold by the Selling Stockholders directly to one or more purchasers, through agents designated from time to time, or to or through broker-dealers designated from time to time. In the event the securities are publicly offered through broker-dealers or agents, the Selling Stockholders may enter into agreements with respect thereto. The Selling Stockholders may, subject to applicable law, also use any one or more of the following methods when selling the securities offered hereby:

·	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

·
block trades (which may involve crosses) in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

·	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

·	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares;

·	an exchange distribution in accordance with the rules of the applicable exchange;

·	privately negotiated transactions;

·	short sales;

·	sales by broker-dealers of a specified number of such securities at a stipulated price per share;

·	a combination of any such methods of sale; or

·	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell the securities offered hereby under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus. Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the securities offered hereby owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities offered hereby from time to time under this prospectus, or under an amendment to this prospectus, amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders also may transfer the securities offered hereby in other circumstances, in which case the transferees, pledges, or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The Selling Stockholders and the broker-dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any discounts and any commissions received by such broker-dealers or agents and any profit on the sale of such securities purchased by them and any discounts or commissions might be deemed to be underwriting discounts or commissions under the Securities Act. Any such broker-dealers and agents may engage in transactions with, and perform services for, us. At the time a particular offer of the securities offered hereby is made by the Selling Stockholders, to the extent required, a prospectus will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the public offering price thereof, the name or names of any broker-dealers or agents, and any discounts, commissions and other items constituting compensation from, and the resulting net proceeds to, the Selling Stockholders.

In order to comply with the securities laws of certain states, sales of securities offered hereby to the public in such states may be made only through broker-dealers who are registered or licensed in such states. Sales of securities offered hereby must also be made by the Selling Stockholders in compliance with other applicable state securities laws and regulations. We are required to pay all fees and expenses incident to the registration of the securities; provided, that the Selling Stockholders are required, severally and not jointly, to pay all underwriting fees and discounts, selling commissions, brokerage fees, and stock transfer taxes applicable to securities sold by such Selling Stockholders hereby. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act..

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of January 10, 2011, there were 43,949,857 shares of AuthenTec common stock outstanding and no shares of preferred stock issued and outstanding.

The following is a summary of the material terms of AuthenTec’s common stock and preferred stock. Please see AuthenTec’s amended and restated certificate of incorporation, filed as Exhibit 3.1 to AuthenTec’s Current Report on Form 8-K filed on February 18, 2010 (“certificate of incorporation”).

Common Stock

As of January 10, 2011, there were 43,949,857 shares of AuthenTec’s common stock outstanding. The holders of AuthenTec’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.  Subject to preferences applicable to any preferred stock that we may issue from time to time, holders of common stock are entitled to receive ratably any dividend declared by AuthenTec’s board of directors.  In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.  Holders of AuthenTec’s common stock have no preemptive, conversion or redemption rights.  Each outstanding share of common stock is, and all shares of common stock to be outstanding after the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

AuthenTec’s board is authorized, without action by its stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series.  In addition, AuthenTec’s board of directors may fix the rights, preferences and privileges of any preferred stock it determines to issue.  Any or all of these rights may be superior to the rights of the common stock.  Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or to make removal of management more difficult.  Additionally, the issuance of preferred stock may decrease the market price of AuthenTec’s common stock.

Anti-Takeover Provisions

Delaware Law

AuthenTec is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

·
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

·
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

·
on or subsequent to the date of the transaction, the business combination is approved by AuthenTec’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

·
any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

·	the affiliates and associates of any such person.

Certificate of Incorporation and Bylaws

AuthenTec’s certificate of incorporation and bylaws provide that:

·
no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with AuthenTec’s certificate of incorporation and bylaws, and stockholders may not act by written consent;

·	special meetings of our stockholders may be called at any time by the holders of record of not less than 10% of all shares entitled to cast votes at the meeting;

·
the approval of holders of two-thirds of the shares entitled to vote at an election of directors is required to adopt, amend or repeal AuthenTec’s bylaws or amend or repeal the provisions of AuthenTec’s certificate of incorporation regarding the election and removal of directors, the ability of stockholders to take action and the indemnification of AuthenTec’s directors;

·	AuthenTec’s board of directors will be expressly authorized to make, alter or repeal AuthenTec’s bylaws;

·	AuthenTec’s board of directors will be authorized to issue preferred stock without stockholder approval; and

·
we will indemnify officers and directors against losses that may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control.

Limitation of Liability

As permitted by the Delaware General Corporation Law, AuthenTec’s certificate of incorporation provides that AuthenTec’s directors will not be personally liable to AuthenTec or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

·	for any breach of the director’s duty of loyalty to AuthenTec or its stockholders;

·	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

·	under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

·	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, AuthenTec and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

AuthenTec’s certificate of incorporation and bylaws also provide for the indemnification of its directors and officers to the fullest extent authorized by the Delaware General Corporation Law.  The indemnification provided under AuthenTec’s certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

Under AuthenTec’s bylaws, we have the power to purchase and maintain insurance to the extent reasonably available on behalf of any person who is or was one of AuthenTec’s directors, officers, employees or agents, or is or was serving at AuthenTec’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the person fulfilling one of these capacities, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware General Corporation Law. We intend to maintain director and officer liability insurance on behalf of AuthenTec’s directors and officers.

Nasdaq Global Market Listing

AuthenTec’s common stock is listed on the Nasdaq Global Market under the symbol "AUTH."

Stock Transfer Agent

The transfer agent and registrar for AuthenTec’s common stock is Continental Stock Transfer & Trust Company located at 17 Battery Place, New York, NY 10004.

LEGAL MATTERS

The validity of the shares offered under this prospectus has been passed upon for us by Alston & Bird LLP.

EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Annual Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of AuthenTec, Inc. for the year ended January 1, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of UPEK,Inc. incorporated in this Prospectus by reference to AuthenTec, Inc.'s Current Report on Form 8-K/A dated November 15, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of SafeNet Embedded Security Solutions Division incorporated in this Prospectus by reference to AuthenTec, Inc.'s Current Report on Form 8-K/A dated May 12, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT AUTHENTEC

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance with these requirements, we are required to file periodic reports and other information with the SEC.  The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains the reports, proxy statements and other information we file electronically with the SEC. The address of the SEC website is http://www.sec.gov.  Additionally, we make these filings available, free of charge, on our website at http://investors.authentec.com.  The information on our website, other than these filings, is not, and should not be, considered part of this prospectus, is not incorporated by reference into this document, and should be not relied upon in connection with making any investment decision with respect to our common stock.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the Selling Stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC.

INFORMATION INCORPORATED BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus.  Information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We hereby incorporate by reference into this prospectus the documents listed below, and any future filings made by us with the SEC under Section 13(a), 13(c), 14, or 15(d) or the Exchange Act until we close this offering, including all filings made after the date of the registration statement. We hereby incorporate by reference the following documents; provided, however, that we are not incorporating any information contained in any Current Report on Form 8-K that is furnished but not filed with the SEC:

1.	Our Annual Report on Form 10-K for the year ended January 1, 2010 filed with the SEC on March 17, 2010 (as amended on April 30, 2010).

2.	Our Definitive Proxy Statements on Schedule 14A filed on June 28, 2010 and November 15, 2010.

3.
Our Quarterly Reports on Form 10-Q for the quarter ended April 2, 2010 filed with the SEC on May 12,, 2010, for the quarter ended July 2, 2010 filed with the SEC on August 11, 2010, and for the quarter ended October 1, 2010 filed with the SEC on November 15, 2010.

4.
Our Current Reports on Form 8-K filed on December 20, 2010, November 12, 2010, October 1, 2010, September 10, 2010, September 7, 2010 (as amended on November 15, 2010 and December 23, 2010), July 29, 2010, June 28, 2010 and February 26, 2010 (as amended on May 12, 2010).

5.	The description of our common stock contained in our registration statement on Form 8-A 12B/A (Reg. No. 001-33552) filed on June 25, 2007.

6.	All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of the prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be made to us at the following address or telephone number:

AuthenTec, Inc.
100 Rialto Place, Suite 100
Melbourne, Florida 32901
 (321) 308-1300
Attention: Corporate Secretary